DIVERSIFIED FINANCIAL RESOURCES CORP.
2610 N. PALM-AIRE DRIVE, POMPANO BEACH, FL 33069
******

May 24, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attn:     Amanda McManus
Attorney-Advisor

Re:       Diversified Financial Resources Corp.
Form 14C P/D Filed May 12& 23, 2006
File Number: 0-22373

Ms. McManus:

    Thank you for your comment letter dated May 24, 2006 (the "Comment Letter") with respect to the above-captioned filing. We have filed an Amendment to the referenced information statement on Form 14CDEF/A, which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter. Additionally, we have updated the EDGAR information on our company including the telephone number. Please also route copies of correspondence regarding this matter to Chris Cottone at facsimile 954-979-6695.

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission form taking any action with respect to the filing; and
•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comparison of Delaware and Nevada Corporations, page 9

1.  We note that you intend to decrease the number of authorized common shares from 10,000,000,000 to 1,250,000,000. Please describe the reasons for this action and present it as a separate item from the re-domicile in your information statement.

Amanda McManus
Securities and Exchange Commission
May 24, 2006

Response:

The Company does not believe that such a large capital structure is required given its small size of operations. As of the date of the filing, there were only 2,866,323 shares issued and outstanding. Additionally, Nevada has the equivalent of additional intangible taxes on authorized but unissued shares which could material impact the Company given its small amount of cash resources.

We have also revised our 14C to include this explanation.

2.  Refer to the third row in the chart. We do not understand why the number of outstanding  shares will drop from 2,866,323 to 1 upon your re-domicile. Please advise or revise.

Response:

We have revised our 14C to correct the typographical error. There are no changes in the number of outstanding shares as the result of the re-domicile.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Elson Soto
Elson Soto, CEO